Ard 9/23/03



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S 03051203 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/02 (MM/DD/YY) AND ENDING 05/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEORGESON SHAREHOLDER SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET
(No. and Street)



RECD S.E.C. AUG 2 9 2003 518

NEW YORK	NY	11561
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERARD P WARD 212 440 9927
(Area Code – Telephone No.)

PROCESSED SEP 25 2003 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, GERALD WARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GEORGESON SHAREHOLDER SECURITIES CORPORATION, as of MAY 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

FINANCIAL + OPERATIONS PRINCIPAL

Title

Notary Public

WALLACE MAHR
Notary Public, State of New York
No. 4520569
Qualified in Nassau County
Commission Expires July 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Georgeson Shareholder Securities Corporation

Statement of Financial Condition

May 31, 2003

Assets		
Cash	$	324,708
Cash segregated under federal regulations		4,060
Accounts receivable (net of allowance of $747,737)		4,207,004
Deposit with clearing broker		250,000
Deferred tax asset		324,518
Other assets		3,300
Total assets	$	5,113,590
Liabilities and Stockholder's equity		
Liabilities:		
Accrued expenses and other liabilities	$	6,831
Payable to customers		3,115
Due to affiliates		161,223
		171,169
Stockholder's equity:		
Common stock, $.01 par value; 200 shares authorized, issued and outstanding		2
Additional paid-in-capital		149,998
Retained earnings		4,792,421
Total stockholder's equity		4,942,421
Total liabilities and stockholder's equity	$	5,113,590

See accompanying notes.